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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A

                                 (Amendment #1)

                                 (Rule 14A-101)

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant                         |_|
Filed by a Party other than the Registrant      |X|

Check the appropriate box:

|X|   Preliminary Proxy Statement
|_|   Definitive Proxy Statement
|_|   Definitive Additional Materials
|_|   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

                           ALLIED RESEARCH CORPORATION
                (Name of Registrant as Specified In Its Charter)

                          ZILKHA CAPITAL PARTNERS, L.P.
                           LT. GENERAL WILLIAM M. KEYS, USMC (Ret.)
                                  JOHN P. RIGAS
                                JEAN-CLAUDE ROCH
                               JOHN R. TORELL III
                                DONALD E. ZILKHA
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

|X|   No Fee Required.

|_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

      (1)   Title of each class of securities to which transaction applies:
      (2)   Aggregate number of securities to which transaction applies:
      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
      (4)   Proposed maximum aggregate value of transaction:
      (5)   Total Fee Paid:

|_|   Fee paid previously with preliminary materials:

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1)   Amount Previously Paid:
      (2)   Form, Schedule or Registration Statement No.:
      (3)   Filing Party:
      (4)   Date Filed:
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CONTACT:
Stanley J. Kay
MacKenzie Partners, Inc.
212/929-5940


FOR IMMEDIATE RELEASE:

                     ZILKHA CAPITAL FILES PRELIMINARY PROXY
                  MATERIALS TO REPLACE BOARD OF ALLIED RESEARCH

NEW YORK, NEW YORK, MAY 10, 1999 -- Zilkha Capital Partners, L.P. announced today that it has filed preliminary proxy materials in opposition to management with the U.S. Securities and Exchange Commission regarding the upcoming June 9 annual meeting of Allied Research Corporation (AMEX:ALR).

Zilkha will solicit proxies seeking to replace the 5 management nominees up for election this year with a slate of its own, which it is calling "The New Nominees." The five "New Nominees" are:

- Lt. General William M. Keys, 62, USMC (Ret.), Chairman of Keys & Associates, a business consulting firm and President of Value Properties, a real estate development and management company in New York City. General Keys also has held many distinguished leadership positions in the Marine Corps, including Commander, U.S. Marine Corps Forces, Atlantic and is also a consultant to General Motors Defense, Ltd.;

- John P. Rigas, 35, a cofounder of Zilkha Capital Partners who has more than 10 years experience in private equity transactions and the management of portfolio companies;

- Jean-Claude Roch, 51, of Lausanne, Switzerland, Vice Chairman of the Board of Aeroleasing Holding SA, a private airline company and a director of a number of Belgian companies;

- John R. Torell, III , 59, Chairman and CEO of a private investment firm specializing in principal transactions, former President and COO of Manufacturers Hanover and currently a director of several public companies including American Home Products Corporation and The Paine Webber Group; and

- Donald E. Zilkha, 47, co-founder of Zilkha Capital Partners who has more than 20 years experience in investment management, merchant banking and the management of portfolio companies.



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Zilkha Capital Partners, L.P.
May 10, 1999
Page Two


Nominee John P. Rigas commented, "As major shareholders of Allied Research, with ownership of more than four percent of the Company, we have been keenly disappointed with management's performance. Unfortunately, since Allied management has refused to meet with us or to discuss our ideas for improving the Company, we have been forced to take this step of soliciting proxies to replace the management nominees."

Specifically, the Zilkha preliminary proxy materials discuss in detail the following as summarized reasons for the nomination and election of the New
Nominees:

- Over the past five years, the Company's return on its common stock has significantly underperformed the Company's primary competitors and major market indices.

- The Company's weak financial performance throughout 1998 and into the first quarter of 1999 and its dwindling backlog creates significant concern over the Company's future economic prospects.

- Because of Allied's long-standing inefficient capital structure, the New Nominees believe the Board has failed to effectively utilize and deploy the Company's large cash reserves.

- The Board has failed to implement a strategic plan to reduce its customer concentration, diversify its businesses, develop new products or enhance the synergies among its businesses.

- The Board has appointed a senior management team which is remote and dislocated from the Company's primary operations in Europe and whose interests are not aligned sufficiently with those of stockholders.

Mr. Rigas continued, "If elected, the New Nominees would seek to improve the Company's performance and enhance stockholder value through a number of steps including drawing on our extensive experience with and knowledge of the defense industry to undertake a strategic review of the Company and each of its businesses. Our plans also call for reorganizing the capital structure of the Company with a view to better utilization of cash reserves and improving financing arrangements and strengthening the Company's management team by calling for increased stock participation among the Board and senior management and by relocating senior managers to the location of the businesses which they run."



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Zilkha Capital Partners, L.P.
May 10, 1999
Page Three



"Through these changes," Mr. Rigas concluded, "We hope to unlock hidden shareholder value for the benefit of all shareholders and begin to build long-term value by developing a comprehensive business plan to diversify current business lines and to divest those which are unsuitable or do not generate an acceptable return."

Zilkha urges shareholders not to vote any management proxy cards they may receive until they have had a chance to review the Zilkha materials. Zilkha intends to mail preliminary proxy materials to shareholders as soon as possible and encourages all shareholders to read them carefully. Shortly thereafter, Zilkha will mail definitive proxy materials to all shareholders which will include a GOLD proxy card which can be used to support the New Nominees.

Zilkha Capital Partners, L.P. is a private equity investment partnership dedicated to the long-term capital appreciation of its equity, equity-related and debt investments.

                                      # # #


                             PARTICIPANT INFORMATION

In addition to Zilkha Capital Partners, the New Nominees and Zilkha Guernsey Capital Partners, L.P., a private equity fund affiliated with Zilkha Capital Partners, may be deemed to be participants in the solicitation of proxies, as such terms are defined in the rules of the Securities and Exchange Commission. Zilkha Capital Partners beneficially owns 200,000 shares of Allied Research's common stock representing approximately 4.14% of the outstanding shares of Allied Research. John P.Rigas and Donald E. Zilkha may each be deemed to beneficially own the 200,000 shares of Allied Research common stock owned by Zilkha Capital Partners and Zilkha Guernsey Capital Partners may be deemed to beneficially own a portion of such shares.